Exhibit 99.1

Glossary of Terms

3G: third generation mobile technologies, including UMTS

4G/LTE: fourth generation mobile technologies, including LTE and WiMax

ADSL: asymmetric digital subscriber line

ANO: alternative network operator

APPM: average price per minute

ARPU: monthly average revenue per mobile customer

B2B: business to business

B2C: business to company

BRAS: broadband remote access server

BU-LRIC: bottom-up long-run incremental cost

CAMEL: a customized application for mobile network enhanced logic; an intranetwork prepaid roaming service

CDMA: code division multiple access

DLD: domestic long distance

DSL: digital subscriber line

DWDM: dense wavelength division multiplexing

FMC: fixed-mobile convergence

FTN: Fixed Technological Network

FTTB: fiber to the building

Gbps: Gigabytes per second

GLONASS: Globalnaya navigazionnaya sputnikovaya sistema or Global Navigation Satellite System (In Russia, this is the equivalent of GPS.)

GPRS: general packet radio service

GPS: global position system

GSM: Global System for Mobile Communications standard

GSM-900: mobile telephone services using GSM in the 900MHz frequency range

GSM-900/1800: mobile telephone services using the GSM standard in the 900 MHz and 1800 MHz frequency ranges

GSM-1800: mobile telephone services using GSM in the 1800 MHz frequency range

HD: high definition.

HSDPA: High-Speed Downlink Packet Accesses, which is a 3G mobile telephony communications protocol in the HSPA family

HSPA: High-Speed Packet Access

IEEE: Institute of Electrical and Electronics Engineers (a professional association which creates and maintains standards for wireless network products)

ILD: international long distance

IP: Internet Protocol

IP VPN: IP virtual private network

ISDN: integrated services digital network

ISP: Internet service provider

Kbps: kilobyte per second

KPI: key performance indicator

L2VPN: layer-2 virtual private network

LAN: local area network

LE: large enterprise

LLU: local loop unbundling (In Italy, this is the regulatory process of allowing multiple telecommunications operators to use connections from Telecom Italia’s local exchanges to the customer’s premises.)

Mbps: Megabytes per second

MFS: mobile financial services

MEN: metropolitan Ethernet technology

MMS: multimedia messaging service

Mobile services: wireless voice and data transmission services, excluding WiFi

MNP: mobile number portability

MOU: monthly average minutes of use per mobile customer

MPLS: multiprotocol label switching

MTR: mobile termination rates

MVNO: mobile virtual network operator

NGAN: next generation access network

PBX: private branch exchange

PDH: plesiochronous digital hierarchy

POP: point of presence

PSTN: public switched telephone network

RED: radio electronic device

RBT: ringback tones, which are customized ringtones

SaaS: software as a service

SIP:

SKU: stock keeping unit

SLA: service level agreement

SDH: synchronous digital hierarchy technology

SME: small and medium enterprises

SMS: short messaging service

SOHO: small office/home office

STB: set-top box

TDM: time division multiplexing

TFO: tandem free operation

TrFO: transcorder free operation

UMTS: Universal Mobile Telecommunications System

USB: Universal Serial Bus

USO: universal service obligations

USSD: unstructured supplementary service data

UTN: telephone urban set

VAS: value added services

VoIP: voice over IP

VPN: virtual private network

VSAT: very small aperture terminal

WAN: wide area network

WiMax: worldwide interoperability for microwave access communication standard

WLL: wireless local loop

WLR: wholesale line rental

xDSL: all types of DSL

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